Exhibit 99.1

ARC Resources Ltd. reports first quarter 2013 results

CALGARY, May 1, 2013 /CNW/ - (ARX - TSX) ARC Resources Ltd. ("ARC") is pleased to report its first quarter 2013 operating and financial results. First quarter production was 95,472 boe per day and funds from operations were $202.4 million ($0.65 per share).  ARC's Condensed Interim Consolidated Financial Statements and Notes, as well as ARC's Management's Discussion and Analysis ("MD&A") for three months ended March 31, 2013 and 2012, are available on ARC's website at www.arcresources.com and on SEDAR at www.sedar.com.

	Three Months Ended March 31
	2013	2012
FINANCIAL
(Cdn$ millions, except per share and per boe amounts)
Funds from operations (1)	202.4	180.7
Per share (2)	0.65	0.62
Net income	46.9	40.9
Per share (2)	0.15	0.14
Operating income (3)	47.6	46.9
Per share (2)	0.15	0.16
Dividends	92.9	87.0
Per share (2)	0.30	0.30
Capital expenditures	232.4	186.9
Net debt outstanding (4)	855.1	991.5
Shares outstanding, weighted average diluted	309.8	289.5
Shares outstanding, end of period	310.2	290.1
OPERATING
Production
Crude oil (bbl/d)	32,505	31,305
Condensate (bbl/d)	2,032	2,399
Natural gas (mmcf/d)	348.6	353.0
NGLs (bbl/d)	2,831	2,432
Total (boe/d) (5)	95,472	94,970
Average prices
Crude oil ($/bbl)	83.00	87.24
Condensate ($/bbl)	101.53	99.96
Natural gas ($/mcf)	3.37	2.67
NGLs ($/bbl)	37.48	44.46
Oil equivalent ($/boe)	43.84	42.35
Operating netback ($/boe)
Commodity and other sales	44.05	42.39
Transportation expenses	(1.40)	(1.18)
Royalties	(5.61)	(6.65)
Operating expenses	(8.70)	(8.75)
Netback before hedging	28.34	25.81
Realized hedging gain (6)	0.50	-
Netback after hedging	28.84	25.81
TRADING STATISTICS (7)
High price	27.64	25.72
Low price	23.12	22.53
Close price	26.84	22.90
Average daily volume (thousands)	1,151	1,355

(1)	Funds from operations does not have a standardized meaning under Canadian Generally Accepted Accounting Principles ("GAAP"). See "Additional GAAP Measures" section in the MD&A for the three months ended March 31, 2013 and 2012.
(2)	Per share amounts (with the exception of dividends) are based on weighted average shares.
(3)	Operating income does not have a standardized meaning under GAAP. See "Non-GAAP Measures" in the MD&A for the three months ended March 31, 2013 and 2012.
(4)	Net debt does not have a standardized meaning under GAAP. See "Additional GAAP Measures" in the MD&A for the three months ended March 31, 2013 and 2012.
(5)	In accordance with NI 51-101, a boe conversion ratio of 6 Mcf : 1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.
(6)	Realized hedging gain includes realized cash gains and losses on risk management contracts and unrealized loss on risk management contracts related to current production periods. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.
(7)	Trading prices are stated in Canadian dollars and based on intra-day trading.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

•	ARC achieved production of 95,472 boe per day in the first quarter, up one per cent relative to the first quarter of 2012. ARC's successful 2012 drilling program, strong well performance at Pembina and expanded processing capacity at Ante Creek contributed to the higher production in the first quarter of 2013. ARC expects 2013 full year production to average between 93,000 and 97,000 boe per day.
•	First quarter crude oil and liquids production of 37,368 barrels per day increased three per cent relative to the first quarter of 2012. The increase in liquids production is the result of ARC's focus on oil and liquids opportunities, given the relative strength of crude oil prices, by exploiting oil and liquids opportunities which generate the highest rates of return and cash flows.
•	First quarter 2013 commodity sales revenues of $378.5 million were up three per cent relative to first quarter of 2012 due to higher production and higher realized natural gas prices. Crude oil and liquids production contributed approximately 72 per cent of first quarter sales revenue, due to the strength of crude prices relative to natural gas prices.
•	First quarter funds from operations were $202.4 million ($0.65 per share), up 12 per cent from the first quarter of 2012 due to higher production and higher natural gas prices and lower royalties relative to the first quarter of 2012.
•	Operating income was $47.6 million ($0.15 per share) in the first quarter of 2013, relatively unchanged from the first quarter of 2012.
•	ARC's first quarter funds from operations included realized cash hedging gains of $4.6 million on ARC's commodity, foreign currency and power hedging contracts. ARC's first quarter realized hedging gain was primarily attributed to gains on crude oil contracts.
•	First quarter capital expenditures, prior to net property and undeveloped land acquisitions, totaled $232.4 million and focused primarily on oil and liquids-rich opportunities at Tower, Ante Creek, Pembina, Goodlands and southeast Saskatchewan. ARC drilled 60 gross operated wells in the first quarter of 2013, comprised of 53 oil wells, two liquids-rich natural gas wells and five natural gas wells. ARC commenced construction on the first 60 mmcf per day phase of the Parkland/Tower gas processing and liquids handling facility in 2013; construction is on schedule and the plant is expected to be on-stream in early 2014. With the completion of the Parkland/Tower facilities, 2014 production is expected to be approximately 110,000 boe per day.
•	ARC closed the quarter with a strong balance sheet with total available credit facilities of $2 billion and debt of $802.4 million drawn. After a $52.7 million working capital deficit, ARC had available credit of approximately $1.1 billion. Net debt to annualized funds from operations ratio was 1.0 times and net debt was approximately nine per cent of ARC's total capitalization at the end of the first quarter; both metrics are well within ARC's target levels.
•	ARC paid a dividend of $0.30 per share to shareholders for the first quarter of 2013 and has confirmed a dividend of $0.10 per share to shareholders for April 2013 to be paid on May 15, 2013. ARC has conditionally declared a dividend of $0.10 per share, payable monthly for May, June and July 2013, subject to confirmation by monthly news release and subject to any further resolution of the Board of Directors. ARC has maintained the monthly dividend at $0.10 per share or higher since inception, with payments totaling $28.88 per share since inception through April 15, 2013.

ECONOMIC ENVIRONMENT

During the first quarter of 2013, West Texas Intermediate ("WTI") crude oil traded at an average of US$94.34 per barrel and Brent crude oil prices averaged US$112.53 per barrel, resulting in a WTI/Brent differential of US$18.19 per barrel.  The first quarter 2013 WTI/Brent differential has narrowed relative to average 2012 levels as a result of the reversal of the Seaway pipeline in 2012 and subsequent expansion in 2013.  The Seaway expansion has served to partially alleviate pipeline bottlenecks between Cushing, Oklahoma and the United States Gulf Coast, resulting in financial markets pricing in a narrowing future spread between WTI and Brent crude oil prices.  Additionally, continued economic uncertainty in Europe and tempered GDP growth from China, indicating reduced demand, put downward pressure on world oil prices late in the first quarter of 2013.

ARC's realized crude oil price is directly affected by Canadian crude oil differentials, which experienced significant volatility throughout 2012 as a result of increased North American oil production, refinery outages and pipeline infrastructure bottlenecks in the mid-western United States.  In response to widened differentials, certain infrastructure bottlenecks were addressed and rail transport volumes increased in 2012 as producers looked for alternative methods to move their product to market.  These initiatives have resulted in a narrowing of the WTI/Edmonton Par differential to US$6.91 per barrel discount during the first quarter of 2013 relative to a US$10.75 per barrel discount in the first quarter of 2012.  Looking ahead, several infrastructure projects are currently proposed or under development; this is expected to mitigate certain bottlenecks. However due to the long-term nature of these projects, the risk of volatile differentials remains a concern throughout 2013 and into 2014 until infrastructure issues are resolved and additional pipeline capacity becomes available.

Western Canadian natural gas prices (AECO Monthly) averaged $3.08 per mcf in the first quarter of 2013, up 22 per cent from $2.52 per mcf in the first quarter of 2012.  Despite continued high natural gas production in the United States, natural gas inventories decreased in the first quarter of 2013 relative to 2012 due to higher natural gas demand attributed to cold winter weather in North America. Going forward, sustained demand growth from the power and industrial sectors will be necessary in order to support a stronger natural gas price in the mid-term.  Over the long term, the export of liquefied natural gas and demand from the transportation sector should continue to increase the demand for natural gas.

Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs.  As continued volatility is expected in 2013, ARC will take steps to mitigate these risks, optimize its rates of return, and maintain its strong financial position.

FINANCIAL REVIEW

Funds from Operations

ARC's first quarter funds from operations of $202.4 million ($0.65 per share) were up 12 per cent compared to the first quarter of 2012 due primarily to higher production and higher natural gas prices in 2013 and lower royalties, offset in part by higher G&A expenses relating to ARC's long-term incentive plans.

The following table details the change in funds from operations for 2013 relative to 2012.

	Three Months Ended March 31
	$ millions	$/share
Funds from operations - 2012 (1)	180.7	0.62
Volume variance
Crude oil and liquids	6.4	0.02
Natural gas	(2.0)	(0.01)
Price variance
Crude oil and liquids	(14.1)	(0.04)
Natural gas	21.9	0.08
Realized gain (loss) on risk management contracts	(3.8)	(0.01)
Unrealized loss on risk management contracts related to current production periods (2)	7.7	0.03
Royalties	9.2	0.03
Expenses:
Transportation	(1.9)	(0.01)
Operating	0.8	—
General and administrative	(7.0)	(0.02)
Interest	0.2	—
Current tax	4.2	0.01
Realized foreign exchange gain (loss)	0.1	—
Diluted shares	—	(0.05)
Funds from operations - 2013 (1)	202.4	0.65

(1)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled "Additional GAAP Measures" contained within the MD&A for the three months ended March 31, 2013 and 2012.
(2)	ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three months ended March 31 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Operating Netbacks

ARC's first quarter operating netback, before hedging, of $28.34 per boe was 10 per cent higher than the first quarter of 2012. After hedging, ARC's first quarter netback increased to $28.84 per boe, 12 per cent higher than the first quarter of 2012. Higher 2013 netbacks both before and after hedging, relative to 2012, were primarily due to higher natural gas prices and lower royalties in the first quarter of 2013.

ARC's total corporate royalty rate decreased to 12.7 per cent ($5.61 per boe) in the first quarter of 2013 from 15.7 per cent ($6.65 per boe) in the first quarter of 2012. Lower 2013 royalty rates were due to lower crude oil prices and a higher number of Alberta oil wells qualifying for a five per cent royalty rate in 2013.

First quarter operating expenses were $8.70 per boe in 2013, relatively unchanged from the first quarter of 2012 levels as a result of disciplined cost control and strong production.  Given the seasonality of operating expenses, ARC expects second and third quarter operating expenses to be higher than the first quarter of 2013 due to planned turnaround and maintenance activities and associated production downtime.

See Table 16 in the Management's Discussion and Analysis for the three months ended March 31, 2013 and 2012 for detailed components of netbacks by commodity.

Net Income

ARC recorded net income of $46.9 million ($0.15 per share) for the first quarter of 2013 compared to net income of $40.9 million ($0.14 per share) in the first quarter of 2012.  Higher production and higher realized natural gas prices and a $17.4 million gain on disposition of producing properties contributed to higher net income in 2013. These gains were partially offset by higher G&A expenses attributed to ARC's long-term incentive plans, a foreign exchange loss of $15.3 million (gain of $7.0 million in first quarter of 2012) upon revaluation of US dollar denominated debt balances and a $3.4 million unrealized loss on risk management contracts ($14.1 million unrealized loss in the first quarter of 2012).

Operating Income

First quarter operating income was $47.6 million ($0.15 per share), relatively unchanged from operating income of $46.9 million ($0.16 per share) in the first quarter of 2012.

See Table 8 in the Management's Discussion and Analysis for the three months ended March 31, 2013 and 2012 for additional information regarding Operating Income.

Risk Management

As part of its overall strategy to protect cash flow and project economics, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

ARC has hedges in place to protect prices on crude oil volumes through 2014 and natural gas volumes through 2017.  Approximately 50 per cent of total production is currently hedged for the remainder of 2013 at prices that will support ARC's business plan.  Approximately 45 per cent of crude oil and condensate production is currently hedged for the remainder of 2013 at an average floor/ceiling price of US$95/US$104 per barrel and approximately 60 per cent of natural gas production is currently hedged for the remainder of 2013 at an average floor/ceiling price of US$3.42/US$3.87 per mmbtu.  Additional natural gas production is hedged in 2014 through 2017 at floor prices of US$4.00 per mmbtu to support long-term development economics for ARC's significant natural gas resource base.  ARC will continue to pursue opportunities to protect funds from operations and will continue to take positions in natural gas and/or crude oil at levels that will provide greater certainty on rates of return.

The following table summarizes ARC's average crude oil and natural gas hedged volumes for the remainder of 2013 through 2017.  For a complete listing and terms of ARC's hedging contracts, see Note 9 "Financial Instruments and Risk Management Contracts" in the Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2013 and 2012.

Hedge Positions Summary (1) As at May 1, 2013	May - December 2013		2014		2015		2016 - 2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	104.01	14,992	100.00	2,479	-	-	-	-
Floor	95.01	14,992	90.00	2,479	-	-	-	-
Sold Floor	64.17	11,984	70.00	1,240	-	-	-	-
Natural Gas(3)	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day	US$/ mmbtu	mmbtu/ day
Ceiling	3.87	202,767	4.72	140,000	4.94	80,000	5.00	70,000
Floor	3.42	202,767	4.00	140,000	4.00	80,000	4.00	70,000

(1)	The prices and volumes noted above represent averages for several contracts representing different periods and the average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes.
(2)	The crude oil prices shown above are referenced to WTI. For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the "Ceiling" have been sold against either the annual average WTI price or a six month average WTI price. In the case of settlements on annual and six month term positions, ARC will only have a negative settlement if prices average above the strike price for an entire year or the six month period, respectively. These positions provide ARC with greater potential upside price participation for individual months.
(3)	The natural gas prices shown above are referenced to NYMEX Henry Hub. ARC has also locked in AECO basis values as described in Note 9 "Financial Instruments and Risk Management Contracts" in the Condensed Interim Consolidated Financial Statements.

ARC realized first quarter net cash gains of $3.5 million on crude oil and natural gas hedging contracts and $1.1 million of cash gains on foreign currency and power hedging contracts.

OPERATIONAL REVIEW

ARC's first quarter production of 95,472 boe per day was up one per cent relative to the first quarter of 2012 due to strong well performance at Pembina and Ante Creek and excellent run time at the Dawson gas plant.  ARC spent $232.4 million in the first quarter of 2013 and drilled 60 gross (56 net) wells on operated lands (53 oil wells, two liquids-rich gas wells and five natural gas wells). ARC's first quarter 2013 capital program focused on oil and liquids development at Ante Creek, Pembina, Goodlands, Tower, and on various oil properties throughout southeast Saskatchewan.

ARC's focus on oil and liquids development, which started in 2011, has resulted in crude oil and liquids production reaching 37,368 bbls per day (39 per cent of total production), a three per cent increase relative to the first quarter of 2012.  Production from new oil and liquids-rich gas wells drilled, predominantly at Pembina, Goodlands, Tower and Ante Creek, contributed to higher liquids production in 2013.

ARC expects second and third quarter 2013 production to decrease relative to first quarter levels due to planned downtime for spring breakup and maintenance activities.  Heavy snowfall in southeast Saskatchewan and Manitoba during the first quarter of 2013 may result in restricted access to properties and potential delayed development activities during the second quarter of 2013 due to wet conditions and the potential for flooding.

ARC will execute multi-well pad drilling programs in key areas during 2013.  The pad drilling programs are expected to decrease overall per well costs to drill, complete and tie-in, but will result in longer lead time from the start of drilling until the wells commence production as all drilling and completion activities must be completed on all wells before they are brought on-stream at one time.  ARC expects fourth quarter production to increase as new wells, including pad wells at Ante Creek, are brought on production by year end 2013.

Pembina
First quarter Pembina production exceeded expectations due to strong well performance.  Production increased to approximately 12,500 boe per day in the first quarter, up 16 per cent relative to the first quarter of 2012 and two per cent higher than the fourth quarter of 2012. Pembina first quarter production was comprised of 75 per cent light oil and liquids and 25 per cent natural gas.

ARC drilled 14 gross operated (12 net) horizontal Cardium oil wells at Pembina in the first quarter.  ARC continued with the expansion of an existing gas processing plant at Berrymoor to alleviate solution gas processing capacity constraints from oil wells drilled in the Berrymoor, Lindale and Buck Creek areas.  The expansion will add seven mmcf per day of processing capacity and will provide ARC with greater control over operated gas volumes on the east side of the North Saskatchewan River.  The plant will provide for higher liquids recovery rates, resulting in an increased recovery of up to 50 bbls per mmcf from approximately 30 bbls per mmcf.  The higher liquids recovery rate is significant given the liquids-rich solution gas in this area.  The expanded plant is expected to be brought on-stream during the second quarter of 2013.

During 2013, ARC expects to spend approximately $120 million in the Pembina area with plans to drill 54 gross operated Cardium oil wells.  ARC will conduct extensive work on waterflood management at Pembina in 2013 with the drilling of water injector wells, producer to injector well conversions, and injector well stimulations to optimize reservoir recoveries.

Ante Creek
ARC has a land position of 268 net sections at Ante Creek, a Montney oil and natural gas play in northern Alberta with significant future growth potential.  ARC's Ante Creek production averaged 10,600 boe per day in the first quarter of 2013 (50 per cent oil and liquids), up 21 per cent relative to the first quarter of 2012 due to increased gas processing capacity upon commissioning of the new 30 mmcf per day Ante Creek gas plant in February 2012.  ARC drilled 14 gross operated oil wells in the first quarter of 2013.

During 2013, ARC plans to spend $132 million to drill 34 gross operated horizontal oil wells in 2013.  ARC will focus on optimizing capital efficiencies with the execution of pad drilling programs and continued assessment of optimal well spacing.  The shift to pad drilling will result in production staying relatively flat for the first eight or nine months of 2013, with acceleration of growth once the first pad comes on production in the fall of 2013. As ARC increases oil production at Ante Creek, we will continue to fill the 30 mmcf per day operated Ante Creek gas processing plant with solution gas.  This will result in a full year average production increase of approximately 15 per cent, while 2013 exit volumes are expected to increase by 35 per cent to approximately 15,000 boe per day.

Parkland/Tower
ARC has a land position of 23 net sections at Parkland, a Montney liquids-rich natural gas play, located in northeastern British Columbia. ARC's Tower property consists of 56 net sections of contiguous land north and west of the Parkland field.  First quarter production for the Parkland/Tower area was approximately 9,000 boe per day (20 per cent crude oil and liquids and 80 per cent natural gas).

The Tower property is classified as a Montney oil play, producing predominantly light oil and free condensate with additional liquids in the gas stream; therefore providing favorable economics. First quarter Tower production averaged approximately 1,350 boe per day, 350 per cent higher than the first quarter of 2012, and 14 per cent higher than the fourth quarter of 2012.  First quarter Tower production was comprised of approximately 730 barrels per day of light oil, condensate and liquids and 3.7 mmcf per day of natural gas production. Production at Tower is currently restricted due to processing facility constraints; no significant new production will be brought on-stream until early 2014 when the new 60 mmcf per day gas processing and liquids handling facility is on-stream.

ARC's 2013 Tower drilling program has shifted to the execution of multi-well pad drilling programs to optimize capital efficiencies.  During the first quarter of 2013, ARC completed drilling of the first eight well pad at Tower and drilled two of the wells in the second eight well pad at Tower.  The pad drilling program is expected to decrease the overall per well cost to drill, complete and tie-in. However the pad drilling program results in longer lead time from the start of drilling until the wells commence production as multiple wells in the pad are drilled, completed, tested, tied-in and brought on-stream at one time.  As a result, the Tower production profile will increase in a step-wise fashion as wells are brought on-stream in groups of eight.  ARC expects to complete drilling the second eight well pad in the second quarter and will complete all wells on both pads through the end of the third quarter.

ARC commenced construction of a 60 mmcf per day gas processing and liquids handling facility in the first quarter of 2013, the first phase of an approved 120 mmcf per day gas processing and liquids handling facility in the Parkland/Tower area.  The plant has a design capability to handle up to 130 barrels of oil and liquids per mmcf, however actual liquids production will depend upon the ratio of Parkland and Tower wells feeding into the facilities.  Construction of the plant is on schedule and on budget with all piles set during the first quarter and major equipment arriving onsite.  ARC expects the first 60 mmcf per day phase of the plant to be on-stream in early 2014.

In addition to the 60 mmcf per day gas processing and liquids handling facility currently being constructed at Parkland/Tower, ARC has regulatory approval to construct an additional 60 mmcf per day gas processing and liquids handling facility at Parkland/Tower and a 120 mmcf per day gas processing facility at Sunrise.  Timing of construction for these additional facilities is dependent upon commodity prices and other factors and is subject to approval by ARC's Board of Directors.

The Parkland/Tower region will see considerable activity in 2013 as ARC plans to spend $250 million to drill 24 gross operated wells (11 oil wells at Tower, 13 liquids-rich wells at Parkland) and to complete construction of the 60 mmcf per day gas processing and liquids handling facility and associated infrastructure.  Approximately $100 million of the Parkland/Tower 2013 capital program will be directed towards facilities, infrastructure and drilling of new wells in anticipation of the new facility being commissioned.  ARC expects 2013 average Parkland/Tower production to increase by a modest five per cent relative to 2012, as production growth will not be realized until early 2014 when the new facility is commissioned and wells are brought on-stream.  More significant production growth will be realized in 2014.  ARC will continue with a "drill to fill" program at Parkland/Tower to fill the new facility following commissioning.

Dawson
Well productivity in Dawson continues to exceed expectations.  Dawson averaged 169 mmcf per day of natural gas and 750 barrels per day of condensate and liquids during the first quarter of 2013.

ARC plans to spend $52 million on development activities at Dawson in 2013 including the drilling of nine gross operated horizontal gas wells to maintain production flat through 2013 and into 2014.

Southeast Saskatchewan and Manitoba
First quarter production in this region averaged approximately 12,100 boe per day of light crude oil, up five per cent from the first quarter of 2012 due to production from new wells and excellent run time to date in 2013. ARC drilled 18 gross operated oil wells in southeast Saskatchewan and Manitoba during the first quarter of 2013.

First quarter Goodlands production averaged 2,500 boe per day of light crude oil, up 14 per cent from the first quarter of 2012.  During the first quarter ARC drilled 10 horizontal wells at Goodlands.

Due to significant snowfall in this region during the first quarter of 2013, the second quarter of 2013 may be impacted by restricted access to certain properties and potential delayed development programs due to wet conditions and the potential for flooding.

ARC plans to drill 51 gross operated oil wells in southeast Saskatchewan and Manitoba in 2013.  Full year average oil production is expected to grow by approximately eight per cent to 12,500 boe per day in 2013.  A considerable portion of the activity in this area will occur at Goodlands where ARC plans to drill 22 horizontal oil wells.  Oil production at Goodlands is expected to average 2,700 boe per day in 2013, an increase of approximately 20 per cent relative to average 2012 levels.

DIVIDENDS

ARC paid dividends totaling $0.30 per share for the first quarter of 2013.  The Board of Directors has confirmed a dividend of $0.10 per share for April 2013, payable on May 15, 2013, and has conditionally declared a monthly dividend of $0.10 per share for May through July 2013 payable as follows:

Ex-dividend date	Record date	Payment date	Per share amount
April 26, 2013	April 30, 2013	May 15, 2013	$0.10 (1)
May 29, 2013	May 31, 2013	June 17, 2013	$0.10 (2)
June 26, 2013	June 28, 2013	July 15, 2013	$0.10 (2)
July 29, 2013	July 31, 2013	August 15, 2013	$0.10 (2)

(1)	Confirmed on April 16, 2013.
(2)	Conditionally declared, subject to confirmation by news release and further resolution by the Board of Directors.

ARC's Dividend Reinvestment Plan ("DRIP") allows for the reinvestment of dividends into additional common shares of ARC at a five per cent discount to prevailing market price. During 2013, ARC paid dividends of $92.9 million, of which $31.7 million was reinvested into ARC shares through the DRIP.  Proceeds received from the DRIP are a source of funding for ARC's capital programs.

The dividends have been designated as eligible dividends under the Income Tax Act (Canada).  The declaration of the dividends is conditional upon confirmation by news release and is subject to any further resolution of the Board of Directors.  Dividends are subject to change in accordance with ARC's dividend policy depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, debt service requirements, operating expenses, royalty burdens, foreign exchange rates and the satisfaction of solvency tests imposed by the Business Corporations Act (Alberta) for the declaration and payment of dividends.

See "Outlook" for additional discussion regarding Dividends.

OUTLOOK

The foundation of ARC's business strategy is "risk-managed value creation".  High quality assets, operational excellence, financial strength, and top talent are the key principles underpinning ARC's business strategy.  ARC's goal is to create shareholder value in the form of regular dividends and anticipated capital appreciation relating to future growth.

Volatile commodity prices and crude oil differentials punctuated much of 2012 and are expected to continue through 2013 and into 2014.  We are taking steps to mitigate the associated risks and preserve our strong financial position through this period of volatile commodity prices.  Our diverse portfolio of high quality crude oil, liquids-rich gas and dry gas assets provides optionality to exploit opportunities that offer the highest rates of return during a downturn in any one commodity.  While our investment in dry gas development decreased in 2011 and 2012, we have maintained our natural gas production levels.  We believe there is considerable upside in our oil, liquids and gas assets given our significant resource base.

ARC is well into the execution of an $830 million capital program for 2013, focused primarily on oil and liquids-rich gas development and infrastructure spending to facilitate future growth.  ARC expects to deliver modest production growth of approximately three per cent in 2013 with more significant growth expected in 2014, upon commissioning of the new Parkland/Tower gas processing and liquids handling facility.  The 2013 capital program will have an enhanced focus on multi-well pad drilling programs in key areas, which is expected to result in both cost savings and improved capital efficiencies.  ARC's disciplined approach to capital planning and execution is focused on optimizing capital efficiencies and allocating capital to the highest rate of return projects.  ARC expects to finance its 2013 capital program with funds from operations, proceeds from the DRIP, existing credit capacity, and proceeds from the disposition of minor and non-strategic assets.

ARC continues to actively hedge both crude oil and natural gas volumes to provide a greater level of certainty over revenues, funds from operations and economics of capital projects.  Given ARC's significant natural gas resource base in the northeast British Columbia Montney and the recent volatility of natural gas prices, ARC has executed long-term natural gas hedges through 2017 to provide greater certainty over project economics and cash flows.

ARC is focused on value creation, with the dividend being a key component of our business strategy.  We believe that we are well positioned to sustain current dividend levels despite the volatile commodity price environment.  ARC's first quarter dividend payout ratio was 46 per cent of funds from operations, a level which we believe is reasonable given the current commodity price environment.  Going forward, as we grow our production and funds from operations, we expect that our dividend payout ratio will naturally decline to a level that provides greater financial flexibility. Our business model is dynamic and we continually assess dividend levels and capital spending in light of current and forecast market conditions.  If we experience a prolonged period of low commodity prices, our first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve our strong financial position in the long-term.

ARC's Board of Directors has approved the implementation of a Stock Dividend Program ("SDP"), subject to shareholder approval at our Annual and Special Shareholder Meeting on May 15, 2013. While the SDP is similar to ARC's existing DRIP, the SDP has certain income tax attributes which may make it more attractive to some shareholders.  The SDP will be offered to both Canadian and non-Canadian shareholders, whereas the current DRIP will continue to be only offered to Canadian shareholders. We plan to retain the DRIP as a complement to the SDP.  If approved by shareholders, the proposed SDP is expected to be in effect on the May 31, 2013 record date with the first stock dividend being issued on approximately June 17, 2013.  Further details regarding the SDP are outlined in our 2013 Information Circular - Proxy Statement dated March 20, 2013.

ARC expects full year average 2013 production to be in the range of 93,000 - 97,000 boe per day. ARC's planned 2013 capital expenditure program of $830 million excludes unbudgeted amounts for the acquisition of land and small producing properties.  To date in 2013, operating expenses and G&A expenses varied from full year 2013 guidance estimates, however, ARC expects 2013 results to closely approximate full year guidance estimates as the year progresses.   ARC's full year 2013 guidance estimates are outlined in the following table.

	2013 Guidance	Q1 2013 Actual	% Variance
Production
Oil (bbl/d)	32,000 - 34,000	32,505	—
Condensate (bbl/d)	1,800 - 2,000	2,032	2
Gas (mmcf/d)	340 - 350	348.6	—
NGLs (bbl/d)	2,400 - 2,800	2,831	1
Total (boe/d)	93,000 - 97,000	95,472	—
Expenses ($/boe):
Operating (4)	9.50 - 9.70	8.70	(8)
Transportation	1.40 - 1.50	1.40	—
General and administrative (1)(4)	2.50 - 2.70	3.36	24
Interest	1.20 - 1.30	1.20	—
Current income tax expense ($ millions)	35 - 40	6.1	N/A
Capital expenditures ($ millions) (2)	830	232.4	N/A
Net property and undeveloped land acquisitions ($ millions) (3)	—	0.5	N/A
Weighted average shares outstanding (millions)	311	310	—

(1)	The 2013 annual guidance for G&A expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC's long-term incentive plans and $0.75 - $0.80 per boe associated with ARC's long-term incentive plans. Actual per boe costs for each of these components for the three months ended March 31, 2013 and 2012 were $1.72 per boe and $1.64, respectively.
(2)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled $0.5 million in the first three months of 2013.
(3)	Net property and undeveloped land acquisitions are in addition to the 2013 budgeted capital program of $830 million.
(4)	First quarter G&A expenses were above annual guidance, primarily as a result of higher expenses under ARC's long-term incentive plans due to the increase in ARC's share price at March 31, 2013 relative to December 31, 2012. First quarter operating expenses were below annual guidance due to efficient operations and cost management as well as the seasonal nature of operating expenses whereby ARC expects higher operating expenses in the second and third quarters in light of spring breakup and maintenance activities.

Forward-looking Information and Statements

This news release contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "strategy" and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this news release contains forward-looking information and statements pertaining to the following: guidance as to the capital expenditure plans of ARC under the heading "Financial and Operational Highlights", as to its views on the effect of commodity prices under the heading "Economic Environment", as to its operating expenses later in 2013 under the heading "Operating Netbacks", as to its risk management plans for 2013 and beyond under the heading "Risk Management", as to its production, exploration and development plans under the heading "Operational Review", and all matters including 2013 guidance under the heading "Outlook".

The forward-looking information and statements contained in this news release reflect material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and funds from operations to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information and statements included in this news release are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this news release and in ARC's Annual Information Form).

The forward-looking information and statements contained in this news release speak only as of the date of this news release, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $9.5 billion.  ARC expects 2013 oil and gas production to average 93,000 to 97,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Myron M. Stadnyk
President and Chief Executive Officer

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB T2P 0H7

CO: ARC Resources Ltd.

CNW 18:00e 01-MAY-13